UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                       (Amendment No. 13)

                VIDEO LOTTERY TECHNOLOGIES, INC.
                ---------------------------------
                        (Name of Issuer)

                  Common Stock, $.01 par value
                ---------------------------------
                 (Title of Class of Securities)

                            92656M10
                        ----------------
                         (CUSIP Number)

                          William Spier
                       444 Madison Avenue
                           38th Floor
                    New York, New York 10022
                         (212) 759-3287
             --------------------------------------
             (Name, Address and Telephone Number of
              Person Authorized to Receive Notices
                       and Communications)

                       - with a copy to -

                      Peter S. Golden, Esq.
            Fried, Frank, Harris, Shriver & Jacobson
                       One New York Plaza
                    New York, New York 10004
                         (212) 820-8000

                         August 14, 1997
              (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.


     This Amendment No. 13 amends and supplements the statement on Schedule 13D filed by William Spier on October 30, 1992 and, as a result of an amendment thereto, by Video Investment Partners, L.P., Asgard Ltd., Parkway M&A Capital Corporation, Alpine Associates, Ltd., Gabriel Capital, L.P., LBN Investment Associates, L.P., and Homer Noble (the "Schedule 13D") with respect to Common Stock, par value $.01 per share (the "Shares"), of Video Lottery Technologies, Inc., a Delaware corporation (the "Company").

     Unless otherwise defined, all capitalized terms used herein shall have the meaning given such terms in the
Schedule 13D.

     Item 4 of the Schedule 13D is hereby amended to add the following information.

ITEM 4.  PURPOSE OF TRANSACTION

     In a letter to the Chairman of the Board of Directors of the Company, William Spier advised the Company that, in his capacity as a director, he would continue to insist upon corporate governance procedures assuring fair and conflict-free decision-making, including an independent and functioning Compensation Committee, despite continuing opposition from the Company's management. Mr. Spier also objected to numerous false and misleading statements in the Chairman's public response to the resignation of a director in protest over the Board's policies of entrenchment and self-enrichment. A copy of Mr. Spier's letter is included as an Exhibit to this filing.

     Item 7 of the Schedule 13D is hereby amended to add the following information.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

     Letter to the Chairman of the Board of Directors of the Company dated August 14, 1997.

                            SIGNATURE
     After reasonable inquiry and to the best of my knowledge

and belief, I certify that the information set forth in this statement is true, complete and correct.




                                 ALPINE ASSOCIATES, LTD.


/S/WILLIAM SPIER                 By: /S/WILLIAM SPIER
------------------                   ----------------------
William Spier                        William Spier
                                      Pursuant to Power of
                                      Attorney


VIDEO INVESTMENT PARTNERS, L.P.  GABRIEL CAPITAL, L.P.


BY: /S/WILLIAM SPIER             By: /S/WILLIAM SPIER
    ------------------               ----------------------
    William Spier                    William Spier
    Managing General Partner          Pursuant to Power of
                                      Attorney


ASGARD LTD.                      LBN INVESTMENT ASSOCIATES, L.P.


BY: /S/WILLIAM SPIER             By: /S/WILLIAM SPIER
    ------------------               ----------------------
    William Spier                    William Spier
    Pursuant to Power of Attorney     Pursuant to Power of
                                      Attorney



PARKWAY M&A CAPITAL              HOMER NOBLE
  CORPORATION


BY: /S/WILLIAM SPIER             By: /S/WILLIAM SPIER
    ------------------               ----------------------
    William Spier                    William Spier
    Pursuant to Power of Attorney     Pursuant to Power of
                                      Attorney


Date:  August 14, 1997